Exhibit 12.01

Equitable Resources, Inc.

Computation of Ratios of Earnings to Fixed Charges

(Dollars in Thousands)

	Years Ended December 31,
	2005	2004 (1)	2003	2002	2001
Earnings
Net Income before income taxes, discontinued operations, extraordinary items and cumulative effect of accounting changes	$411,612	$453,743	$251,785	$220,238	$228,812
Minus: equity (earnings) loss of non consolidated investments and minority interest	(762)	(856)	(3,323)	15,265	(18,546)
Plus: fixed charges	46,292	43,873	43,239	33,423	40,515
Minus: capitalized interest	(450)	(146)	(559)	(237)	(711)
Minus: investment tax credit amortization	(1,075)	(1,080)	(1,085)	(1,126)	(1,075)
Earnings before income taxes, discontinued operations, extraordinary items and cumulative effect of accounting changes and fixed charges	$455,617	$495,534	$290,057	$267,563	$248,995
Fixed Charges
Interest expense	$44,437	$42,520	$41,530	$32,221	$38,737
Plus: capitalized interest and allowance for borrowed funds used during construction	450	146	559	237	711
Plus: estimated interest component of rental expense	465	310	290	276	380
Plus: amortization of original issue discount	940	897	860	689	687
Fixed Charges	$46,292	$43,873	$43,239	$33,423	$40,515
Ratio of earnings to fixed charges	9.84	11.29	6.71	8.01	6.15

(1)

In the second quarter of 2004, Westport Resources Corporation and Kerr-McGee Corporation completed a merger.  The Company recognized a gain of $217.2 million on the exchange of the Westport shares for Kerr-McGee shares in the merger.  If this gain is removed from our earnings, the earnings to fixed charges ratio for the years ended December 31, 2004 would be 6.34%.